Exhibit T3B-27

OPERATING AGREEMENT

OF

GREEN LEAF MEDICAL OF OHIO III, LLC

(an Ohio Limited Liability Company)

THIS OPERATING AGREEMENT (“Agreement”) is dated as of the 2nd day of July, 2019, by and among GREEN LEAF MEDICAL, LLC, a Maryland limited liability company, (hereinafter “GLM”) and PARAGON PHARM, LLC, an Ohio limited liability company (“Paragon”) such parties being sometimes hereinafter referred to collectively as the “Members,” and individually as a “Member,” and GREEN LEAF MEDICAL OF OHIO III, LLC (the “Company”).

WHEREAS, the Members have caused Articles of Organization to be filed with the Ohio Secretary of State forming an Ohio limited liability company under the name “GREEN LEAF MEDICAL OF OHIO III, LLC”; and

WHEREAS, the Members desire to set forth the understandings and agreements between them with respect to the affairs of the Company and the conduct of its business;

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the parties hereby agree as follows:

ARTICLE 1

FORMATION OF THE COMPANY

1.1 Formation of Limited Liability Company. The Members have organized the Company pursuant to the provisions of Section 1705.04 of the Ohio Revised Code under the name “GREEN LEAF MEDICAL OF OHIO III, LLC.” Except as otherwise provided herein, all rights, liabilities and obligations of the Members, both as between themselves and as to persons not parties to this Agreement, shall be as provided in the LLC Act.

1.2 Principal Office. The principal office of the Company shall be 10151 Asbury Road, Mantua, Ohio 44255 or at such other place in the State of Ohio as may be designated by the Members.

1.3 Purposes of the Company. The purposes of the Company shall be to engage in such lawful acts or activities for which limited liability companies may be formed under Chapter 1705 of the Ohio Revised Code.

1.4 Duration of the Company. The Company commenced on the date on which its Articles of Organization were filed with the Ohio Secretary of State, and shall continue until terminated and dissolved in accordance with the terms of this Agreement.

ARTICLE 2

MEMBERS, CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS

2.1 Membership Units: Initial Capital Contributions. Each Member’s undivided interest in the capital of the Company shall be represented by membership units (“Membership Units”), which shall be further classified as “Voting Membership Units” and “Non-Voting Membership Units”. Each Membership Unit shall represent an interest in the capital of the Company and shall be identical in all respects with every other Membership Unit, except that Non-Voting Membership Units shall not have the right to vote on any matter presented to the Members for their vote. The Membership Units may be represented by certificates. The Membership Units in the Company are securities governed by Chapter 1308 of the Ohio Revised Code (Article 8 of the Uniform Commercial Code as adopted in Ohio). The Company shall be capitalized by each Member making the contributions set forth on Exhibit A as of the date hereof. A Member shall not have the right to demand or receive the return of its capital contribution except as otherwise expressly provided herein.

2.2 Voting of Members. On any matter presented to the Members for their vote, each Member shall have one vote for each Voting Membership Unit owned by it. Members owning only Non-Voting Membership Units shall not have the right to vote on any matter presented to the Members

2.3 Capital Accounts. An individual capital account shall be established and maintained for each Member and has been or shall be credited with the amount of each Member’s initial capital contribution to the Company. Each Member’s capital account shall be determined and maintained throughout the term of the Company in accordance with the requirements of Section 704(b) of the Internal Revenue Code of 1986 (the “Code”) or its counterpart in any subsequently enacted Internal Revenue Code, the applicable Treasury Regulations (the “Regulations”) thereunder and the provisions of the Bylaws of the Company. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of its initial Capital Contribution.

2.4 Additional Capital Contributions. No Member shall be required to contribute any additional capital or to make any loans to the Company, and no Member shall have any personal liability for any obligation of the Company.

ARTICLE 3

ALLOCATIONS OF PROFITS AND LOSSES,

CASH FLOW AND DISTRIBUTIONS

3.1 Profits and Losses. The Company’s “net profits” and “net losses” shall be computed in accordance with the provisions of the Bylaws of the Company. Except as provided in such Bylaws, the net profits and net losses of the Company shall be allocated among, or borne by, the Members in the proportion as follows:

Member	Percent of Net Profits and Net Losses
GLM	99.99%
Paragon	0.01%

3.2 Cash Flow. The Cash Flow of the Company shall be the net profits and losses of the Company, computed in accordance with this Agreement, plus depreciation and other noncash charges deducted in determining such profits and losses, minus principal payments on all debt, and any other cash expenditures which have not been deducted in determining the net profits and losses of the Company (including nondeductible expenditures for Federal Income Tax purposes), and minus the amount reasonably determined by the Managing Member to be necessary to maintain for the Company sufficient working capital and a reasonable reserve. The Cash Flow of the Company shall be determined separately for each fiscal year and not cumulatively.

3.3 Distribution or Retention of Cash Flow. Cash Flow, as determined in accordance with Section 3.2, shall be distributed to the Members in the proportion specified in Section 3.1 at such time or times as may be determined by the Managing Member in its sole discretion.

ARTICLE 4

MANAGEMENT

4.1 Managing Member. The business and the affairs of the Company shall be managed by the managing Member (the “Managing Member”) The Managing Member shall be GLM.

4.2. Liability of the Managing Member. The Managing Member shall not have any liability to the Company or to any Member for any mistakes or errors in judgment, or for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement. The Managing Member shall be liable only for acts and/or omissions involving intentional wrongdoing. Actions or omissions taken in reliance upon the advice of legal counsel that they are within the scope of the Managing Member’s authority hereunder shall be conclusive evidence of good faith; provided, however, the Managing Member shall not be required to procure such advice to be entitled to the benefit of this subparagraph.

4.3 Books and Records. The Managing Member shall maintain or cause to be maintained complete and accurate records of all properties owned or leased by the Company and complete and accurate books of account (containing such information as shall be necessary to record allocations and distributions), and make such records and books of account available for inspection by any Member holding Voting Membership Units, or its duly authorized representative during regular business hours and at the principal office of the Company.

4.4 Taxable Year; Accounting Method. The taxable year of the Company shall be a calendar year, and the first taxable year shall end on December 31st of the year in which the Company is formed. The books and records of the Company shall be maintained on the cash method of accounting.

ARTICLE 5

OFFICERS

5.1 Officers Generally. The Managing Member, in extension and not in limitation of the rights and powers given to it by law or by the other provisions of this Agreement, shall have the full and entire right, power and authority, in the management of the Company business, to designate one or more Persons (whether or not a Member) to serve as officers of the Company (each, an “Officer”), whose execution of documents and other actions taken on behalf of the Company, as an Officer, shall bind the Company when authorized by this Agreement or by the Managing Member. Each Officer shall have only such authority and duties as are delegated to him or her by the Managing Member from time to time. Each Officer so designated shall hold his or her office until he or she resigns or is removed by the Managing Member. The Managing Member shall have the right to remove each Officer at any time, for any reason or for no reason.

ARTICLE 6

RESTRICTION ON TRANSFER OF MEMBERSHIP UNITS:

MEMBER RIGHTS AND OBLIGATIONS

6.1 Restriction Against Transfer. No Membership Unit may be sold, transferred, assigned, pledged, encumbered, or otherwise disposed of, whether voluntarily or involuntarily, except with the prior written consent of the Managing Member.

6.2 Requirements for Effectiveness of Transfer. As a condition to recognizing the effectiveness of any proposed transfer of Membership Units (even if permitted under this Agreement), the Managing Member may require the transferor and/or the proposed transferee to execute instruments of transfer, assignment and assumption and other documents, and to perform such other acts or give assurances as the Managing Member may deem necessary or desirable to:

(a)	constitute the transferee as an assignee or a substitute member;

(b)

confirm that the transferee has agreed to be subject to and bound by this Agreement, as it may be amended, regardless of whether the person is to be admitted as a substitute member or will merely be an assignee;

(c)	maintain the Company’s classification as a partnership for federal income tax purposes; and

(d)	assure compliance with any applicable state and federal laws including securities laws and regulations.

6.3 Involuntary Transfer of a Membership Interest. A creditor holding a charging order on the Membership Unit of a Member, an involuntary transferee or other claimant, shall only have the rights of an Assignee, and shall have no right to become a Member, or to participate in the management of the business and affairs of the Company as a Member or manager under any circumstances, and shall be entitled only to receive the share of profits and losses, and the return of capital, to which the Member would otherwise have been entitled. The Members, including a Member whose interest is the subject of the charging order, lien, bankruptcy, or involuntary transfer, may unanimously elect, by written notice that is provided to the creditor, transferee or other claimant, at any time, to purchase all or any part of Membership Interest that was the subject of the creditor’s charging order, lien, bankruptcy, or other involuntary transfer, at a price that is equal to the book value of such interest, adjusted for profits and losses to the date of purchase. The Members agree that such valuation is a good-faith attempt at fixing the value of the interest, after taking into account that the interest does not include all of the rights of a Member or manager.

6.4 Preemptive Rights. The Members agree that they shall not have any preemptive rights with respect to any sale or issuance by the Company of any additional Membership Units.

6.5 Terminating Transfers. Notwithstanding the preceding provisions of this Article, no transfer of a Membership Unit may be made if the Unit or Units sought to be transferred, when added to the total of all Membership Units transferred within the period of twelve (12) months prior thereto, would result in the termination of the Company under Section 708 of the Code, or any successor section thereto.

6.6 Participation Obligations. In the event that the Managing Member (the “Majority Members”) desires or proposes to sell its Membership Units on an arm’s-length basis, each other Member or Members (hereinafter referred to collectively as the “Minority Members”) agrees that, such other Members will sell their Membership Units in accordance with the provisions of this Section 6.6; provided, however, that a Minority Member shall not be required to make any representations or warranties in such sale transaction concerning any matter other than title to the Membership Units being sold. The Majority Members shall make such a request by notifying the Minority Members in writing of the proposed sale at least twenty (20) days prior to the proposed closing date of the transaction, which notice shall describe the principal terms of the proposed sale, including, without limitation, the name and address of the prospective purchaser, the purchase price per Membership Unit, the terms of payment, the time and place of the proposed sale, the number of Membership Units to be sold and the percentage which such Membership Units represent of all of the Membership Units owned (the “Unit Percentage”). The percentage of each of the Minority Member’s shares to be sold shall not exceed the Unit Percentage. Each Minority Member shall execute and deliver all related documentation and take such other action in support of such sale by the Majority Member as shall reasonably be requested by the Company or the Majority Members in order to carry out the terms and provisions of this Section 6.6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, contribution agreement, letter of transmittal, consent, waiver, governmental filing, and any similar or related documents, notwithstanding the fact that any such agreement may create any obligations or duties on such holder of Membership Units that do not exist on the date of this Agreement; provided that no Member that is not an employee of the Company shall be required to execute any non-competition agreement or otherwise become bound by such restrictions. Each Minority Member hereby irrevocably constitutes and appoints the Managing Member and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Minority Member and in the name of such Minority Member or in its own name, for the purpose of carrying out the terms of this Section 6.6, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section 6.6. Such Minority Member hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

ARTICLE 7

WITHDRAWAL; DISSOLUTION

7.1 Withdrawal. A Member shall be permitted to withdraw or resign from the Company at any time. The withdrawal or resignation of a Member from the Company shall terminate such Member’s right to vote or participate in the management of the Company but shall have no effect upon the economic interest, if any, held by such withdrawing or resigning Member in distributions (liquidating or otherwise) and allocations of the Profits, Losses, gains, deductions and credits of the Company. The death, incompetency, adjudication of bankruptcy, whether voluntary or involuntary, or the dissolution of a Member or assignee of a Member (a “Dissociation Event”) during the term of this Agreement, shall not affect the Company or its business. The executor, administrator, trustee or other legal representative of the deceased, bankrupt, incompetent or dissolved Member or assignee of a Member shall succeed to the Membership Interest of such Member or assignee, and subject to the provisions of Article VI, may be admitted as a substitute Member.

7.2 Termination of the Company. The Company shall be terminated and dissolved upon the first to occur of the following:

(a)	upon the vote of the Members holding a majority of the issued and outstanding Membership Units; or

(b)	upon the sale of all or substantially all the assets of the Company.

ARTICLE 8

WINDING UP

8.1 Winding Up. Upon the termination of the Company pursuant to Section 7.2 above, a full and general accounting shall be taken of the Company’s business, and the affairs of the Company shall be wound up. Any profits earned or losses incurred since the last previous accounting shall be allocated among, or borne by, the Members in accordance with the provisions of Section 3.1 above. The Managing Member shall wind up and liquidate the Company by selling the Company’s assets, or by distributing such assets in kind, subject to the Company’s liabilities, or by a combination thereof, as determined by the Managing Member in its sole discretion. The proceeds of such liquidation shall be applied and distributed in the following order of priority, by the end of the taxable year during which the liquidation occurs (or, if later, within ninety (90) days after the date of the liquidation):

(a)	to the payment of any debts and liabilities of the Company;

(b)

to the setting up of any reserve which the Managing Member shall deem necessary to provide for any contingent or unforeseen liabilities or obligations of the Company, with any excess in such reserve remaining after such liabilities are satisfied to be distributed as soon as practicable in the manner hereinafter set forth; and

(c)

thereafter, the balance of the proceeds, if any, shall be distributed in accordance with the positive capital account balances of the Members, as determined after taking into account all capital account adjustments for the Company’s taxable year during which such liquidation occurs. For purposes of this subsection, a liquidation of the Company shall mean a liquidation as defined in Section 1.704-1(b)(2)(ii)(g) of the Regulations.

(d)	No Member shall be obligated to restore a deficit balance in such Member’s Capital Account.

8.2 Statement. The Members shall be furnished with a statement prepared by the Company’s accountant(s), which shall set forth the assets and liabilities of the Company as of the date of complete liquidation.

8.3 Return of Capital Contributions. Notwithstanding anything in this Agreement to the contrary, neither the Managing Member nor any Member shall be personally liable for the return of the capital contributions of the Members, or any portion thereof, it being expressly understood that any such return of the capital contributions of the Members shall be made solely from Company assets.

ARTICLE 9

MISCELLANEOUS

9.1 Adoption of Bylaws. The Members hereby adopt and approve the Bylaws of the Company, a copy of such Bylaws being attached hereto as Exhibit B. Any dispute between this Agreement and the Bylaws shall be resolved in favor of this Agreement. The Bylaws may not be amended, modified, revised, or restated without the written consent of the Managing Member.

9.2 Tax Matters Member. GLM shall serve as the Tax Matters Member of the Company, as provided in Regulations issued pursuant to Section 6231 of the Code. Each Member, by the execution of this Agreement, consents to such designation of the Tax Matters Member and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Company shall indemnify and reimburse the Tax Matters Member for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The payment of all such expenses shall be made before any distributions to Members are made by the Company. The taking of any action and the incurring of any expense by the Tax Matters Member in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Member.

9.3 Dispute Resolution. Any controversy, claim, or breach between the parties relating to this Agreement or the Company, shall first be submitted to an independent mediator knowledgeable in the area in which the dispute arose. If the parties, using reasonable efforts are unable to resolve the dispute through mediation, then the dispute shall be settled by arbitration in Cleveland, Ohio under the Commercial Rules of the American Arbitration Association in effect at the time such controversy, claim or breach is submitted to arbitration. The arbitrator or arbitrators selected to arbitrate such controversy, claim or breach shall be selected from a panel of persons having experience with and a knowledge of the issue in dispute. The panel will consist of at least three (3) arbitrators. The award of the arbitrators will be final, binding and non-appealable. Judgment on the award may be entered in any court, state or federal, having jurisdiction. The cost of any arbitration, including the fees and expenses of the arbitrators, will be divided equally between the parties. The parties agree and acknowledge that money damages may not be an adequate remedy for a breach of a provision of this Agreement and that either party, in its sole discretion, may apply to a court for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement. Notwithstanding the foregoing, the Parties also hereby expressly agree to waive potential illegality of the purpose of the Company (i.e., to operate a medical Marijuana dispensary facility) as a defense to any controversy, claim, or breach between the parties relating to this Agreement.

9.4 Amendments. This Agreement may be amended only with the written approval of the Managing Member.

9.5 Notices. All notices, consents or other instruments hereunder shall be in writing and mailed by United States mail, postage prepaid, and shall be directed to the parties hereto at the last addresses of the parties furnished by them in writing to the Company, and to the Company at its principal office. The Company and/or any Member shall have the right to designate a new address for receipt of notices by notice addressed to the Members and the Company and mailed as aforesaid. Such notices shall be made a permanent part of the Company records.

9.6 Obligations and Rights of Transferees. Any person who acquires in any manner whatsoever any Membership Unit in the Company, irrespective of whether such person has accepted and assumed in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefit of the acquisition thereof to have agreed to be subject to, and to be bound by, all the obligations of this Agreement with the same force and effect as any predecessor in interest of such person.

9.7 Benefit and Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective legal representatives, nominees, successors and permitted assigns.

9.8 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

9.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be considered an original when executed by one or more of the Members.

9.10 Acknowledgments Regarding Counsel. Each Member acknowledges that Shulman, Rogers, Gandal, Pordy & Ecker, P.A. (“SRGPE”) has an existing attorney-client relationship with the Company and GLM and prepared this Agreement on behalf of and in the course of its representation of the Company. Each Member acknowledges that (a) it/he has been advised that a conflict of interest may exist between its/his interests and those of the Company, GLM and the other Members, (b) it/he consents to the representation by SRGPE of the Company, (c) it/he has been advised by SRGPE to seek the advice of independent counsel and/or tax counsel, and (d) it/he has had the opportunity to seek the advice of independent counsel and/or tax counsel.

[Signature page follows]

IN WITNESS WHEREOF, each party has executed this Operating Agreement as of the day and year first written above.

COMPANY:

GREEN LEAF MEDICAL OF OHIO III, LLC

By:	/s/ Philip Goldberg
Name: Philip Goldberg
Title: CEO

MEMBERS:

GREEN LEAF MEDICAL, LLC

By:	/s/ Philip Goldberg
Name: Philip Goldberg
Title: CEO

PARAGON PHARM, LLC

By:
Name:
Title:	CEO

[Signature page to Operating Agreement for GLM of Ohio III, LLC]

EXHIBIT A

Member	Voting Membership Units	Non-Voting Membership Units	Total Membership Units	Capital Contribution
Green Leaf Medical, LLC	9,999		9,999	$
Paragon Pharm, LLC		1	1		$0.00

Total	9,999	1	10,000

EXHIBIT B

BYLAWS

Of

GREEN LEAF MEDICAL OF OHIO III, LLC

ARTICLE I

CAPITAL ACCOUNT ACCOUNTING PRINCIPLES

Section 1. Income/Loss. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the members’ capital accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes; provided, however, that:

(a) any deductions for depreciation, cost recovery or amortization (other than depletion under Section 611 of the Internal Revenue Code of 1986, as amended (the “Code”), attributable to a Contributed Property (as defined below) shall be determined as if the adjusted basis of such property on the date it was acquired by the company was equal to the Agreed Value (as defined below) of such property. Upon an adjustment to the Carrying Value (as defined below) of any company property subject to depletion under Section 611 of Code) any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment;

(b) any income, gain or loss attributable to the taxable disposition of any property (including any property subject to depletion under Section 611 of the Code) shall be determined by the company as if the adjusted basis of such property as of such date of disposition were equal in amount to the company’s Carrying Value with respect to such property as of such date;

(c) the computation of all items of income, gain, loss and deduction shall be made by the company and, as to those items described in Section 705(a)(1)(B) or Section 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalizable for federal income tax purposes.

Section 2. Transfers. A transferee of a membership unit in the company will succeed to the capital account relating to the membership unit transferred; provided, however, that if the transfer causes a termination of the company under Section 708(b)(1)(B) of the Code, the company’s properties shall be deemed to have been distributed in liquidation of the company to the members (including the transferee of the membership unit) and recontributed by such members and transferees in reconstitution of the company. The capital accounts of such reconstituted partnership shall be maintained in accordance with the principles set forth herein.

Section 3. Unrealized Gain/Loss. Upon an issuance of additional membership units in the company for cash or Contributed Property, the capital accounts of all members (and the Carrying Values of all company properties) shall, immediately prior to such issuance, be adjusted (consistent with the provisions hereof) upward or downward to reflect any unrealized gain or unrealized loss attributable to each company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property at the fair market value thereof, immediately prior to such issuance, and had been allocated to the members, at such time). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of company properties shall be determined by the Managing Member using such reasonable methods of valuation as they may adopt.

Section 4. Liquidating Adjustments. Immediately prior to the distribution of any company property in liquidation of the company, the capital accounts of all members (and the Carrying Values of all company properties) shall, immediately prior to any such distribution, be adjusted (consistent with the provisions hereof and of Section 704 of the Code) upward or downward to reflect any unrealized gain or unrealized loss attributable to each company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each such property at fair market value, immediately prior to such distribution, and had been allocated to the members, at such time). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of company properties shall be determined by the Managing Member using such reasonable methods of valuation as they may adopt.

Section 5. Definitions. For the purposes of this Article VII, the following terms shall have the meanings indicated unless the context clearly indicates otherwise:

“Agreed Value” means the fair market value of a Contributed Property as agreed to by the contributing member and the company, using such reasonable method of valuation as they may adopt.

“Carrying Value” means: (a) with respect to Contributed Property, the Agreed Value of such property, reduced (but not below zero) by all amortization, depreciation and cost recovery deductions charged to the members’ capital accounts with respect to such property, as well as any other charges for sales, retirements and other dispositions of assets included in a Contributed Property, as of the time of determination; and (b) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination. The Carrying Value of any property shall be adjusted in accordance with the principles set forth herein.

“Contributed Property” means each member’s interest in property or other consideration (excluding services and cash) contributed to the company by such member.

ARTICLE II

ALLOCATIONS OF PROFITS AND LOSSES

Section 1. Determination of Net Profits/Losses. The terms “net profits” and “net losses,” as used herein, shall mean the net amount of the company’s profits and losses, as determined for federal income tax purposes, and shall also include each member’s share of income described in Section 705(a)(1)(B) of the Code, any expenditures described in Section 705(a)(2)(B) of the Code, any expenditures described in Section 709(a) of the Code which are not deducted or amortized in accordance with Section 709(b) of the Code, basis adjustments required pursuant to Section 48(q) of the Code and losses not deductible pursuant to Section 267(a) or 707(b) of the Code.

Section 2. Allocation of Gain on Contributed Property. Notwithstanding any provision of the Operating Agreement to the contrary, to the extent required by law, income, gain, loss and deduction attributable to property contributed to the company by a member shall be allocated among the members so as to take into account any variation between the tax basis of the property and the fair market value thereof at the time of contribution, in accordance with the requirements of Section 704(c) of the Code.

Section 3. Ratable Allocation. Company income, gain, loss and deduction shall be allocated to the members in accordance with the portion of the year during which the members have held their respective membership units. All items of income and loss shall be considered to have been earned ratably over the fiscal year of the company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

Section 4. Minimum Percentage. Notwithstanding any provision of the Operating Agreement to the contrary, at all times during the existence of the company, the interest of each member in each material item of company income, gain, loss, deduction or credit will be equal to at least one percent (1%) of each such item.

Section 5. Special Rules. Notwithstanding any provision of the Operating Agreement to the contrary:

(a)	in the event the company is entitled to a deduction for imputed interest under any provision of the Code on any loan or advance from a member, such deduction shall be allocated solely to such member;

(b)

losses allocated pursuant to the Operating Agreement shall not exceed the maximum amount of losses that can be so allocated without causing the member receiving such allocation to have an Adjusted Deficit Capital Account Balance (as defined below) at the end of any fiscal year of the company;

(c)

if there is a net decrease in company Minimum Gain (as defined below) during any company fiscal year, members who would otherwise have an Adjusted Deficit Capital Account Balance at the end of such year shall be specially allocated items of company income and gain for such year (and, if necessary, subsequent years) in an amount and manner sufficient to eliminate such Adjusted Deficit Capital Account Balance as quickly as possible. The items to be so allocated shall be determined in accordance with Section 1.704-2 of the Regulations promulgated under the Internal Revenue Code (“Regulations”). This subsection is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith. Company “Minimum Gain” shall mean that to the extent a nonrecourse liability exceeds the adjusted tax basis of the company property it encumbers, a disposition of that property will generate gain that at least equals that excess. Company “Minimum Gain” shall be computed in the manner described in Section 1.704-2(d)(1) of the Regulations. “Adjusted Deficit Capital Account Balance” shall mean the deficit capital account balance of a member, if any, as of the end of the relevant fiscal year of the company, after giving effect to the following: (A) credit to such capital account any amounts the member is obligated to restore pursuant to the penultimate sentence of Section 1.704-2 of the Regulations; and (B) debit to such capital account the items described in Sections 1,704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations;

(d)

to the extent the payment of any expenditure by the company is treated as a distribution to a member for federal income tax purposes, such Member shall be allocated gross income of the Company in the amount of such distribution;

(e)

if items of income or gain to be allocated include income or gain treated as ordinary income for federal income tax purposes because it is attributable to the recapture of depreciation under Section 1245 or 1250 of the Code, such income or gain, to the extent treated as ordinary income, shall be allocated to and reported by the members in proportion to their then respective cumulative allocations of depreciation; and

(0

except as provided in subsection (c) above, in the event any member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of company income and gain shall be specially allocated to such member in an amount and manner sufficient to eliminate the Adjusted Deficit Capital Account Balance in the member’s capital account created by such adjustments, allocations, or distributions as quickly as possible. Any special allocations of items of income or gain pursuant to this subsection shall be taken into account in computing subsequent allocations of other net profits, net losses and items thereof pursuant to the foregoing Operating Agreement (including the exhibits attached thereto), so that the net amount of any items so specially allocated pursuant to this subsection and the other net profits, net losses and all other items allocated to the member pursuant to the Operating Agreement, to the extent possible, be equal to the net amount that would have been allocated to the member had such unexpected adjustments, allocations or distributions not occurred.

Section 6. Special Allocations. Except as provided in Section 5(c) above, in the event a member has an Adjusted Deficit Capital Account Balance at the end of any company fiscal year which is in excess of the sum of (i) the amount the member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount the member is deemed to be obligated to restore pursuant to the ence of Section 1.704-2 of the Regulations, such member shall be specially allocated items of company income and gain in the amount of such excess as quickly as possible.

Section 7. Curative Allocations. The allocations set forth in Section 5 herein (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other special allocations or other Regulatory Allocations of other items of Company income, gain, loss, or deduction. Therefore, notwithstanding any other tax provision of this Agreement (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner the Members determine appropriate so that, after such offsetting allocations are made, the Capital Account balance of each Member is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Article 3 and these Bylaws. In exercising their discretion hereunder, the Managing Members shall take into account future Regulatory Allocations.

ARTICLE III

AMENDMENTS; CONFLICTS

The Bylaws of the company may be amended, or new Bylaws may be adopted, by the Managing Member. Any conflict between the Company’s Bylaws and any Operating Agreement executed by the Members shall be resolved in favor of the Operating Agreement.